JANGIT ENTERPRISES, INC.

December 10, 2021

Attn:Jan Woo, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:Jangit Enterprises, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed November 16, 2021

File No. 333-254934

Ladies and Gentlemen:

Jangit Enterprises, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated November 24, 2021, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

Executive Compensation, page 31

1.Please update the executive compensation tables for the fiscal year ended July 31, 2021. Include the 10,000,000 shares issued to Mr. Kirchhoff by the company as executive compensation.

Response: Thank you for your comment. We have updated the Executive Compensation table in Amendment No. 4.

Security Ownership of Certain Beneficial Owners and Management, page 32

2.We note your response to prior comment 3. Please tell us whether the registration of 1.5 million Jangit shares to be offered by Digital Research Solutions is part of a distribution by Digital Research Solutions of its Jangit shares to its shareholders.

Response: Digital Research Solutions does not have immediate plans to distribute any of the registered shares to its shareholders, although it may distribute the unregistered Jangit shares in the future. This Registration Statement is currently registering only Digital Research Solutions’ shares. No shares have been distributed by Digital Research Solutions, and we are not registering any other individuals’ shares other than those currently listed in our Registration Statement.

3.Please refer to prior comment 14 in our letter dated April 28, 2021. We note that you continue to redact information from the license agreement with Digital Research Solutions filed as Exhibit 10.2. If you believe Exhibit 10.2 continues to be a material contract that must be filed pursuant to Item 601(b)(10) of Regulation S-K, please either disclose the redacted information or follow the procedures in Item 601(b)(10)(iv) for redacting information, including the following:

•marking the exhibit index to indicate that portions of the exhibit have been omitted,

and

•including a prominent statement on the first page of the redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential.

Response: The original License Agreement that was filed as Exhibit 10.1 on April 28, 2021 was filed in its signed form; it was not intentionally redacted. The Company amended the License Agreement on June 9, 2021 (the “Amended License Agreement”) and included the completed version in the S-1 filed on June 21, 2021 as Exhibit 10.3. The Amended License Agreement that superceded all prior versions is incorporated by reference as Exhibit 10.3 in this Registration Statement Amendment No. 4.

Thank you for your assistance and review; we look forward to resolving any further comments or questions.

Sincerely,

Jangit Enterprises, Inc.

/s/ Kelly Kirchhoff

Chief Executive Officer